UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)


                    Under the Securities Exchange Act of 1934


                        AEGIS COMMUNICATIONS GROUP, INC.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    00760B105
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                                 (CUSIP Number)


                                Deutsche Bank AG
                             c/o DB Advisors, L.L.C.
                    280 Park Avenue, New York, New York 10017
                                 (212) 469-7471
                              Attn: General Counsel

-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 20, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 9 pages)

                                  SCHEDULE 13D


--------------------------------------             ----------------------------
CUSIP No.  00760B105                                       Page 2 of 9 Pages
--------------------------------------             ----------------------------

------------ ------------------------------------------------------------------
     1
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Deutsche Bank AG
------------ ------------------------------------------------------------------
     2
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                      (b) [ ]
------------ ------------------------------------------------------------------
     3
             SEC USE ONLY


------------ ------------------------------------------------------------------
     4
             SOURCE OF FUNDS

                  WC (See Item 3)
------------ ------------------------------------------------------------------
     5
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

------------ ------------------------------------------------------------------
     6
             CITIZENSHIP OR PLACE OF ORGANIZATION

                  Deutsche Bank AG is organized under the laws of the Federal Republic of Germany.
------------ ------------------------------------------------------------------
                              7
       NUMBER OF                     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        0  (SEE ITEM 5)
        OWNED BY          ---------- ------------------------------------------
          EACH
       REPORTING              8      SHARED VOTING POWER
         PERSON
          WITH                            263,303,304  (SEE ITEM 5)
                          ---------- ------------------------------------------
                              9
                                     SOLE DISPOSITIVE POWER

                                          0  (SEE ITEM 5)
                         ------------------------------------------------------

                             10
                                     SHARED DISPOSITIVE POWER

                                          263,303,304  (SEE ITEM 5)
------------ ------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  263,303,304  (SEE ITEM 5)
------------ ------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                         [ ]

------------ ------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  39.9%  (SEE ITEM 5)
------------ ------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON

                  BK
------------ ------------------------------------------------------------------

-------------------------------------              ----------------------------
CUSIP No.  00760B105                                       Page 3 of 9 Pages
-------------------------------------              ----------------------------

------------ ------------------------------------------------------------------
     1
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DB Advisors, L.L.C.
------------ ------------------------------------------------------------------
     2
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [X]
                                                                 (b) [ ]
------------ ------------------------------------------------------------------
     3
             SEC USE ONLY

------------ ------------------------------------------------------------------
     4
             SOURCE OF FUNDS

                  AF
------------ ------------------------------------------------------------------
     5
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

------------ ------------------------------------------------------------------
     6
             CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
------------ ------------------------------------------------------------------

       NUMBER OF             7      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        0  (SEE ITEM 5)
       OWNED BY
         EACH            ---------- -------------------------------------------
       REPORTING
        PERSON               8      SHARED VOTING POWER
         WITH
                                    263,303,304  (SEE ITEM 5)
                         ---------- -------------------------------------------

                             9      SOLE DISPOSITIVE POWER

                                         0  (SEE ITEM 5)
                         ---------- -------------------------------------------

                            10      SHARED DISPOSITIVE POWER

                                         263,303,304  (SEE ITEM 5)
------------------------ ---------- -------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  263,303,304  (SEE ITEM 5)
------------ ------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                         [ ]

------------ ------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  39.9%  (SEE ITEM 5)
------------ ------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON

                  IA
------------ ------------------------------------------------------------------

Item 1.   Security and Issuer.

          This Amendment No. 2 (this "Amendment") amends the Statement on
Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on November 14, 2003 and amended on April 22, 2004. The class of equity securities to which this Amendment relates is a certain number of shares of common stock, par value $.01 per share (the "Common Stock"), of Aegis Communications Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 7880 Bent Branch Drive, Suite 150, Irving, Texas 75063. The following amendments to Items 3, 4, 5, 6 and 7 are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D is hereby amended by adding the following paragraph after the last paragraph in Item 3:

         "On August 20, 2004, pursuant to the terms of the Put and Call Option Agreement (the "Option Agreement"), dated as of August 20, 2004, between Deutsche Bank and Essar, Deutsche Bank exercised its rights pursuant to the Warrants to purchase 263,303,304 shares of Common Stock for $.01 per share by tendering, as payment in full of the purchase price of such shares, cash in the aggregate amount of $2,633,033.04 directly to the Company in a private transaction. All funds used to purchase the shares of Common Stock were provided out of Deutsche Bank's working capital."

Item 4.   Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended by amending and restating the first two paragraphs as follows:

          "Deutsche Bank purchased the securities covered by this Schedule 13D in order to acquire an interest in the Company for investment purposes. Deutsche Bank intends to review continuously its position in the Company. Depending on further evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, Deutsche Bank may (i) retain or dispose of all or a portion of the Note and/or the Common Stock beneficially owned by it, subject to any applicable legal and contractual restrictions on its ability to do so in privately negotiated transactions, open market sales, exercise of its rights under the Option Agreement or otherwise or (ii) purchase or dispose of any other securities of the Company.

          Pursuant to the terms of the Stockholders Agreement and subject to applicable laws and regulations, Deutsche Bank has the right to designate three out of ten directors for appointment to the Board of Directors of the Company; however, under the terms of the Option Agreement, Deutsche Bank has agreed to assign that right to the Company and has agreed to amend the Stockholders Agreement as may be necessary to memorialize the assignment of that right."

Item 5.   Interest in Securities of the Issuer.

The response set forth in (a) and (b) of Item 5 of the Schedule 13D is hereby amended by deleting the first and second paragraphs and replacing them with the following:

          "On November 5, 2003, Deutsche Bank, acting through its London Branch and DB Advisors, acquired the Initial Warrants. Pursuant to the Purchase Agreement, the Company issued the Subsequent Warrants to the London Branch of Deutsche Bank on April 21, 2004 following the satisfaction of certain conditions, including the increase of the Company's authorized share capital and adjustment of the conversion rate for the Company's Series F Preferred Stock. On August 20, 2004, Deutsche Bank, acting through its London Branch and DB Advisors, exercised its rights under the Warrants to purchase 263,303,304 shares of Common Stock for $.01 per share. Based on the 659,577,422 shares of Common Stock outstanding (following exercise of the Warrants by Deutsche Bank and Essar), Deutsche Bank beneficially owns approximately 39.9% of the outstanding Common Stock. DB Advisors acts as the discretionary investment manager for Deutsche Bank with respect to the Common Stock, and, as such, shares the power to dispose of, vote or direct the vote of, the shares of Common Stock.

          In connection with the Purchase Agreement, Deutsche Bank, acting through its London Branch and DB Advisors, entered into the Stockholders Agreement (the "Stockholders Agreement"), dated November 5, 2003, by and among the Company, and the Questor Parties, Thayer Equity Investors III, L.P., TC Co-Investors, LLC, (each an "Existing Stockholder" and collectively with Essar and Deutsche Bank, the "Majority Stockholders") and Essar (collectively with Deutsche Bank, the "New Stockholders"). Pursuant to the Stockholders Agreement (as described in Item 6 below), each of the Majority Stockholders has agreed to vote all of its shares of Common Stock and other voting securities of the Company in favor of certain designees of Deutsche Bank and Essar for election to the Board of Directors and have agreed to certain restrictions on the sale of such shares. However, under the terms of the Option Agreement, Deutsche Bank and Essar have agreed, under certain circumstances, to assign their rights to designate designees for election to the Board of Directors to the Company and have further agreed in the Option Agreement to execute, as may be necessary, amendments to the Stockholders Agreement to give effect to the terms of the Option Agreement. Deutsche Bank's right to designate designees could be reinstated upon a default of the Option Agreement by Essar. Deutsche Bank has not otherwise agreed to modify, waive or amend any other term or condition of the Stockholders Agreement. As a result of the voting and other agreements set forth in the Shareholders Agreement, the Reporting Persons may be deemed to beneficially own the shares of stock or similar securities of the Company or any securities convertible or exchangeable into or for any such stock or similar securities, or any securities carrying any warrant or right to subscribe to or purchase any such stock or similar securities, or any such warrant or right (the "Equity Securities") held by the Majority Stockholders other than the Reporting Persons. Each Reporting

          Person disclaims beneficial ownership of those Equity Securities held by the Majority Stockholders other than those Reporting Persons."

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended by adding the following description of the Put and Call Option Agreement after the last paragraph in Item 6:

"Put and Call Option Agreement

          On August 20, 2004, Deutsche Bank, acting through its London Branch, entered into the Option Agreement with Essar, and pursuant to the terms and conditions of the Option Agreement, Deutsche Bank exercised all of its Warrants to acquire shares of Common Stock. Pursuant to the terms of the Option Agreement, Deutsche Bank has the right to put 150,000,000 shares of Common Stock to Essar (the "Share Put Option") at an exercise price of $0.01 per share (as such price may be adjusted upon the occurrence of stock splits, stock dividends and other pro rata events). The Share Put Option is exercisable by Deutsche Bank at any time during the period starting March 31, 2005 and ending at 11:59 p.m. New York City time on December 31, 2005. Deutsche Bank also has the right to put, at face value, 80% of the then outstanding debt represented by the Note (including accrued interest) to Essar. The Debt Put Option is exercisable by Deutsche Bank at any time during the period starting December 1, 2004 and ending at 11:59 p.m. New York City time on December 31, 2005. In addition, either of the Share Put Option or the Debt Put Option may be exercised at any time prior to March 31, 2005 following a bankruptcy or corporate restructuring involving the Company.

          Pursuant to the terms of the Option Agreement, Essar has the right to call 150,000,000 shares of Common Stock from Deutsche Bank (the "Call Option") as follows (as such price may be adjusted upon the occurrence of stock splits, stock dividends and other pro rata events):

       Call Exercise Period    Call Exercise Price      Aggregate Exercise Price
                                   per Share

        12/15/04 - 12/31/04           $0.015                    $2,250,000

         1/1/05 - 3/31/05            $0.0175                    $2,625,000

         4/1/05 - 12/31/05     Average Market Price              Variable
                                (as defined in the
                                Option Agreement)

          Additionally, Deutsche Bank and Essar have agreed, under certain circumstances, to assign their rights to designate designees for election to the Board of Directors to the Company and have further agreed in the Option Agreement to execute, as may be necessary, amendments to the Stockholders Agreement to give effect to the terms of the Option Agreement. Deutsche Bank's right to designate designees could be reinstated upon a default of the Option Agreement by Essar.

          This description of the Option Agreement is qualified in its entirety by reference to the Option Agreement, a copy of which has been filed as Exhibit 7 to this Statement and is incorporated herein by reference.

Item 7.   Material to be filed as Exhibits.

The response set forth in Item 7 of the Schedule D is hereby amended by adding after Exhibit 6 the following:

"Exhibit 7: Option Agreement, dated as of August 20, 2004 between Deutsche Bank, acting through its London Branch and DB Advisors and Essar"

                                    SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:   August 23, 2004

                                            Deutsche Bank AG


                                            By: /s/ Jeffrey A. Ruiz
                                               ------------------------------
                                                Name:  Jeffrey A. Ruiz
                                                Title: Vice President



                                            DB ADVISORS, L.L.C.


                                            By: /s/ Jeffrey A. Ruiz
                                               ------------------------------
                                                Name:  Jeffrey A. Ruiz
                                                Title: Vice President


                                            By: /s/ Jon Hitchon
                                               ------------------------------
                                                 Name:  Jon Hitchon
                                                 Title: COO - Managing Director

                                  EXHIBIT INDEX

Exhibit 1:   Joint Filing Agreement*

Exhibit 2: Purchase Agreement, dated November 5, 2003, among the Company, Deutsche Bank, acting through its London Branch and DB Advisors and Essar*

Exhibit 3: Registration Rights Agreement, dated November 5, 2003, by and among the Company, Deutsche Bank, acting through its London Branch and DB Advisors, Essar, Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners II 3(c)(1), L.P., Thayer Equity Investors III, L.P., TC Co-Investors, LLC, ITC Services Company, Edward Blank and The Edward Blank 1995 Grantor Retained Annuity Trust*

Exhibit 4: Stockholders Agreement, dated November 5, 2003, by and among Aegis, Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners I 3(c)(1), L.P., Thayer Equity Investors III, L.P., TC Co-Investors, LLC, Deutsche Bank, acting through its London Branch and DB Advisors and Essar*

Exhibit 5: Warrant to Purchase 33,974,174 shares of Common Stock of Aegis issued on November 5, 2003 to Deutsche Bank**

Exhibit 6: Warrant to Purchase 229,329,130 shares of Common Stock of Aegis issued on April 21, 2004 to Deutsche Bank**

Exhibit 7: Option Agreement, dated as of August 20, 2004 between Deutsche Bank, acting through its London Branch and DB Advisors and Essar



*    Filed as an exhibit to the Schedule 13D on November 14, 2003.
**   Filed as an exhibit to Amendment No. 1 to the Schedule 13D on April 21,
     2004.